

April 21, 2015

<u>Via E-mail</u>
Ms. JJ Fueser
UNITE HERE
243 Golden Gate Avenue
San Francisco, CA 94102

> **Re: Ashford Hospitality Trust, Inc.**
> **Definitive Additional Soliciting Materials**
> **Filed April 20, 2015 by UNITE HERE**
> **File No. 001-31775**

Dear Ms. Fueser:

We have reviewed your filing and have the following comments.

1.   Please file future soliciting materials under the cover of Schedule 14A. See Rule 14a-6(m).

2.   Please provide us with support for the following statement:

- "UNITE HERE's proposals have won important protections for shareholders at Ashford companies in recent years: restoring the right of shareholders to initiate bylaw amendments at AHT, enshrining a majority standard for director elections, and establishing and strengthening a lead director role; restoring the right to a special meeting and a creating a pathway to board declassification at Ashford Inc.; and opting out of the provisions of the Maryland Unsolicited Takeover Act at Ashford Hospitality Prime [NYSE: AHP]."

You may contact me at (202) 551-3589 or Mellissa Campbell Duru, Special Counsel, at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions